Via Facsimile and U.S. Mail
Mail Stop 6010

July 22, 2008

Michael W. Bell
Chief Financial Officer
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192

      Re: CIGNA Corporation
           Form 10-Q for the Quarterly Period Ended March 31, 2008
           File No. 001-08323

Dear Mr. Bell

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief